October 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Margaret Schwartz

                        Celeste Murphy

Re:	Xenetic Biosciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2020
File No. 001-37937

Ladies and Gentlemen:

On behalf of Xenetic Biosciences, Inc., a Nevada corporation (the “Company”), the following response is to the comment letter, dated October 5, 2020 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 30, 2020.

For ease of reference, we have reproduced the text of the Staff’s comment in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Preliminary Proxy Statement on Schedule 14A

Proposal 4: Approval of the Common Stock Amendment, page 29

1.	Please disclose whether you have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if the proposed Common Stock Amendment is approved.

Company’s Response:

The Company advises the Staff that it does not have any current plans, agreements, arrangements or understandings, written or oral, to issue the additional authorized shares that may become available if the proposed Common Stock Amendment is approved.

In response to the comment, the Company will add disclosure in Proposal 4, on page 29 of the Company’s proxy statement. For the Staff’s ease of reference, we have included below the existing text of Proposal 4 immediately before where the new disclosure will appear, and we have bolded and underlined just the new text.

Page 29, under the heading “Reasons for the Common Stock Amendment”

“If the increase is not approved, we will be limited in our efforts to raise additional capital, engage in strategic transactions and issue additional equity incentive to retain the management and personnel in excess of what is currently reserved for future issuance under our Equity Plan. In such event, our operations, financial condition and our ability to continue as a going concern may be materially and adversely affected.

Notwithstanding the foregoing rationales for approving the increase in the authorized number of shares of our common stock, at the present time, we have no specific plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if the Common Stock Amendment is approved.”

***

If the additional disclosure that we have suggested above adequately addresses the Staff’s comment, and if the Staff has no further comments, we would greatly appreciate if the Staff could please confirm to us as soon as practicable in response to this letter that we may proceed directly to filing our Definitive Proxy Statement on Schedule 14A, which will contain the additional disclosure set forth above.

If you or any other member of the Staff should have any questions regarding this response, or if you prefer to provide the foregoing requested confirmation via telephone or email, please do not hesitate to contact the undersigned at (781-778-7724) or j.parslow@xeneticbio.com or Ms. Danielle Price, Esq. at (305) 349-2259 or Danielle.Price@hklaw.com.

Sincerely,

XENETIC BIOSCIENCES, INC.

/s/ James Parslow
Chief Financial Officer

cc: Danielle C. Price, Esq., Holland & Knight LLP

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